CD FARBER LAW CORPORATION

(A British Columbia Law Corporation)

Suite 2602 – 1111 Beach Ave

Vancouver, British Columbia

Tel: (604) 608-4226

Fax: (604) 608-4223

October 6, 2005

BY FACSIMILE: (202) 772-9368

United States Securities and Exchange Commission

100 F Street, N.F.

Washington, D.C. 20002

Attention: Ms. Gabrielle Malits

Dear Ms. Malits:

Re:

MAX Resource Corp. (the “Company”): Amendments to Form 20-F

We have completed revisions to the Company’s Form 20-F in accordance with the guidance provided by your letter dated August 19, 2005.  These revisions have been filed on EDGAR.

The amendments we have made are as follows, numbered as they are in your comment letter:

1.

The Form 20-F now states that the internal controls and procedures were evaluated not just within 90 days of the filing, but also within 90 days of the year end date for the financial statements, December 31, 2004.

2.

The use of the word “prepared” is an error on our part.  The word “prepared” has been replaced by “reviewed and audited”.  The Company prepared its financial statements for auditor review.  The auditor did not prepare them for the Company.

3.

The financial statement notes have been revised to reflect accounting for mineral property costs (see note 8).

4.

A section has been added to the financial statement notes addressing the requirement for assessing impairment of long-lived assets under US GAAP (see note 8).

5.

A section has been added to clarify the application of SFAS 144 (see Note 8(d)).

6.

Additional information regarding the Company’s properties has been inserted into the amended Form 20-F.

7.

A number of small-scale maps have been inserted into the Form 20-F.

8.

The properties have been examined in the field by a professional geologist and / or mining engineer.  As exploration of the properties occurs, this exploration is conducted under the guidance and review of professional geologists and / or mining engineers and the Company provides geological reports, when prepared, to the public.

However, we have inserted a risk factor which hopefully addresses your comment.

9.

Additional information regarding the Company’s material agreements has been inserted into the amended Form 20-F.

10.

In consultation with American Assay Laboratories, our consulting geologist has provided us with wording to describe the QA/QC protocols in use and this wording has been inserted into the document.

If you would like to review an electronic blacklined copy in MS Word format, please advise and we would be happy to email one to you.

If you have any question or concerns, please do not hesitate to contact us any time.

Sincerely yours

CD FARBER LAW CORP.

/s/ Christopher D. Farber

Christopher D. Farber

BA LLB MBA